

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Rick Dunn
Chief Financial Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay

> **Re: Satellogic Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 19, 2021**
> **File No. 333-258764**

Dear Mr. Dunn:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Nettar Group Inc. Unaudited Financial Statements
2 Revenue from Contracts and Contract Liabilities, page F-7

1. We note you recognized revenue of $1,706 thousand for the six months ended June 30, 2021. At a minimum, please address the following:
   • Describe your company's performance obligations.
   • Discuss if your company recognizes revenue over time or at a point in time.
   • Describe how you determine and allocate transaction prices.
   • Describe any variable consideration and how you account for such items
   Refer to paragraphs 110 through 129 of IFRS 15 and revise your disclosure accordingly.

 You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing